SO
3-22-04

SECURITIES ... ON
Wa... 04003774

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SEC FILE NUMBER
8-42003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradeLink L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Blvd.
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH. D.C.
188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Abraham — 312-264-2000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven M. Abraham, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of TradeLink L.L.C., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

20th day of February 2004

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

TradeLink L.L.C.
Table of Contents
December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
TradeLink L.L.C.

We have audited the accompanying statement of financial condition of TradeLink L.L.C. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink L.L.C. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 18, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

TradeLink L.L.C.
Statement of Financial Condition
December 31, 2003 (In Thousands)

Assets

Cash	$	233
Receivable from broker-dealers and clearing organizations		121,057
Securities owned ($84,731 pledged to clearing broker)		324,198
Securities purchased under agreements to resell		28,701
Investment in funds and commodity pools		32,635
Exchange memberships, at cost (market value $1,614)		1,890
Other assets		3,487
Total assets	$	512,201

Liabilities and Members' Equity

Liabilities		
Payable to broker-dealers and clearing organizations	$	24,002
Payable to noncustomers		60,206
Securities sold, not yet purchased		323,279
Accounts payable and accrued expenses		10,661
Total		418,148
Liabilities subordinated to claims of general creditors		14,491
Members' equity		79,562
Total liabilities and members' equity	$	512,201

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—TradeLink L.L.C. (the "Company") is a registered securities broker-dealer and futures commission merchant. The Company operates as a market-maker and trader on various securities and commodities exchanges around the world.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Funds and Commodity Pools—The investment in funds and commodity pools is recorded at fair value based on the Company's ownership portion of the fair value of these investments. Gains and losses from such investments are reflected in revenue.

Securities and Derivative Financial Instruments—Transactions in securities and derivative financial instruments, and commission income and related expenses, are recorded on trade date. Securities owned and sold, not yet purchased, and open futures and options on futures contracts are carried at market value, with the resulting unrealized gains and losses reflected in revenue.

Securities Purchased under Agreements to Resell—The Company enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (resale agreements). These transactions are carried at their contracted resale amounts as specified in the agreements; such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2003, the market value of collateral obtained under these agreements was $28,623,559.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and, except for exchange memberships, are reflected at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. Consequently, the Company does not pay federal income taxes on its earnings. Members are taxed individually on their respective shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the provisions of the operating agreement.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Foreign Exchange Transactions—Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are reported as part of revenue on the statement of income.

Life of the Company—The Company will terminate on December 15, 2023, in accordance with its operating agreement and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the "Act"), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

Note 2 Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations at December 31, 2003 consist of:

	Receivable	Payable
Deposits with clearing organizations		
Margin		
Cash	$ 25,503	$ -
Money market funds	2,984	
U.S. Government securities	93,734,333	
Stock in exchange clearing organization, at quoted value	695,120	
	94,457,940	-
Guarantee		
U.S. Government obligations	998,158	
Total	95,456,098	-
Receivable from/payable to clearing organizations	1,291,186	97,589
Receivable from/payable to broker-dealers	24,309,310	23,903,929
	$ 121,056,594	$ 24,001,518

Deposits with clearing organizations include amounts that the Company has pledged as collateral that the clearing organization cannot, or as a matter of practice does not, sell or repledge. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2003 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Options	$ 200,778,053	$ 271,848,508
Equity securities	60,934,541	50,335,548
U.S. Government securities	44,932,825	
Gold and silver certificates	780,891	
Corporate bonds	16,772,125	1,094,500
Total	$ 324,198,435	$ 323,278,556

Note 4 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2003 consist of borrowings from members and individuals pursuant to subordinated loan agreements as follows:

Borrowings with interest at the one-year U.S. Treasury bill rate, due December 15, 2005	$ 13,491,000
Borrowings with interest at the one-year U.S. Treasury bill rate, due January 31, 2004	1,000,000
Total	$ 14,491,000

The subordinated borrowings are available in computing net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum capital requirements, they may not be repaid. Subsequent to year end, the Company repaid all of the subordinated borrowings (see Note 10).

Note 5 Related-Party Transactions

The Company provides clearing services to members of the Company and to funds and commodity pools that it has an investment in and/or is related to by common ownership. Payable to noncustomers on the statement of financial condition represent amounts payable to these related parties. Payable to noncustomers arises primarily from commodity transactions and includes gains and losses on open trades. These related parties do not trade securities in accounts carried by the Company. Accounts carried by the Company for these parties are considered to be proprietary accounts under the rules of the Commodity Futures Trading Commission and are not included in the Company's segregation or reserve requirement computations.

Note 5 Related-Party Transactions, *Continued*

The following table represents the effect of related-party transactions on the financial statement as of December 31, 2003:

Nature of Transaction	Financial Statement Description	Amount
Investment in related parties	Investment in funds and commodity pools	$ 31,280,102
Ledger balance and accrued interest income and expense	Payable to noncustomers	60,533,930

Certain exchange memberships owned by members of the Company or by an affiliated entity, having an aggregate market value at December 31, 2003 of $1,735,000, are registered for and assigned to the Company in order to provide exchange membership and other privileges. The Company paid membership rental expense to the members of the Company for these privileges.

Accounts payable and accrued expenses include $6,149 of reimbursements due to entities affiliated by common ownership.

The Company has a receivable from a member of $1,890,480 that is included in other assets.

Note 6 Commitments and Contingencies

The Company leases office space under noncancelable agreements that expire at various dates through December 11, 2011. The Company has an option to extend its primary office space lease at expiration. At December 31, 2003, the minimum annual rental commitments under these leases are as follows:

2004	$ 351,220
2005	406,377
2006	372,487
2007	150,319
2008	155,261
Thereafter	423,365
Total	$ 1,859,029

The Company has entered into deferred compensation arrangements with certain proprietary traders under which they will receive a portion of their compensation in January 2005, provided, among other terms, they remain a registered trader of the Company until that time. The maximum amount that would be recognized and due to these proprietary traders from 2003 activities is $1,270,000. A liability for compensation related to 2002 activities was recorded as of December 31, 2003 when the amounts due to the traders were determinable.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position as represented in the accompanying statement of financial condition.

The Company also guarantees to certain clearing houses the performance of other members of these institutions and, under certain circumstances would be subject to assessment.

Note 7 Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees, as defined by the plan. Under the terms of the plan, employer contributions are discretionary.

Note 8 Financial Instruments

The Company, in connection with its proprietary market-making, specialist and trading activities, enters into transactions in a variety of derivative financial instruments in order to reduce its exposure to market risk. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Firm Trading—The Company's firm trading activities consist primarily of exchange traded futures and options. Arbitrage and market-making activities use interproduct and intermarket strategies. Directional trading activities hold small positions for a period of time.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Further, the Company has securities sold, not yet purchased, and will, therefore, be obligated to acquire those securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk—The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Note 9 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and a futures commission merchant subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17). The Company has elected to use the alternative method permitted by Rule 15c3-1. Under these rules, the Company is required to maintain "net capital" equal to the greater of $250,000, 2 percent of "aggregate debit items," or 4 percent of "funds required to be segregated" arising from customer transactions, as these terms are defined. Further, one of the Company's clearing organizations requires the Company to maintain excess net capital of at least $500,000 for clearing privileges. Net capital changes from day to day, but as of December 31, 2003, the Company had net capital and net capital requirements of $34,641,599 and $250,000, respectively. The net capital rules may effectively restrict the withdrawal of members' equity and the repayment of subordinated loans.

Note 10 Subsequent Events

On February 1, 2004, the members of the Company transferred all of their interests and capital balances in the Company to TradeLink Holdings, LLC, which then became the sole member of the Company. Upon this transfer, the Company distributed capital of approximately $36,500,000 to TradeLink Holdings, LLC and repaid all subordinated borrowings. At the same time, the Company redeemed $30,054,000 of its investments in related funds and commodity pools.